Exhibit 99.1

RLX Technology Announces Unaudited Second Quarter 2025 Financial Results

SHENZHEN, August 22, 2025 /PRNEWSWIRE/ - RLX Technology Inc. ("RLX Technology" or the "Company") (NYSE: RLX), a leading global branded e-vapor company, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Financial Highlights

•	Net revenues were RMB880.0 million (US$122.8 million) in the second quarter of 2025, compared with RMB627.2 million in the same period of 2024.

•	Gross margin was 27.5% in the second quarter of 2025, compared with 25.2% in the same period of 2024.

•	Non-GAAP income from operations [1] was RMB116.2 million (US$16.2 million) in the second quarter of 2025, compared with RMB46.9 million in the same period of 2024.

•	U.S. GAAP net income was RMB218.5 million (US$30.5 million) in the second quarter of 2025, compared with RMB134.9 million in the same period of 2024.

•	Non-GAAP net income[1] was RMB291.2 million (US$40.6 million) in the second quarter of 2025, compared with RMB214.8 million in the same period of 2024.

“We are pleased to deliver another strong performance this quarter, thanks to our effective strategy execution and solid progress in our international expansion amid ongoing transformation in the global e-vapor industry.” commented Ms. Ying (Kate) Wang, Co-founder, Chairperson of the Board of Directors, and Chief Executive Officer of RLX Technology. “Rapid shifts in regulation and consumer behavior are remolding the competitive landscape while unlocking new opportunities for growth, innovation and long-term market development. As a trusted e-vapor brand for adult smokers worldwide, we have reinforced our leadership in this dynamic environment by prioritizing global compliance, implementing data-driven localized strategies, and deepening strategic partnerships to strengthen our international distribution. Moving forward, we remain confident in our ability to navigate complexity and seize emerging opportunities, creating sustainable value and delivering long-term benefits to all stakeholders as we shape the future of the global industry.”

Mr. Chao Lu, Chief Financial Officer of RLX Technology, added, “Our robust second quarter results were led by 40.3% year-over-year and 8.9% sequential net revenues growth to RMB880.0 million, propelled by the sustained momentum in our international expansion. Furthermore, our disciplined cost control and optimized product mix resulted in an impressive 147.6% year-over-year increase in non-GAAP income from operations to RMB 116.2 million. Supported by an effective global growth strategy, efficient operations, and a deep commitment to innovation, we are well-positioned to continue driving sustainable, profitable development and generate long-term shareholder value.”

Second Quarter 2025 Financial Results

Net revenues were RMB880.0 million (US$122.8 million) in the second quarter of 2025, compared with RMB627.2 million in the same period of 2024. The increase was mainly driven by our expansion into international markets.

Gross profit was RMB242.1 million (US$33.8 million) in the second quarter of 2025, compared with RMB157.9 million in the same period of 2024.

Gross margin was 27.5% in the second quarter of 2025, compared with 25.2% in the same period of 2024. The increase was primarily due to a favorable change in revenue mix and margin improvement in selected Asian countries.

1 Non-GAAP net income and non-GAAP income from operations are non-GAAP financial measures. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Operating expenses were RMB203.1 million (US$28.4 million) in the second quarter of 2025, compared with RMB191.2 million in the same period of 2024. The increase was primarily due to an increase in salaries and welfare expenses, slightly offset by an overall decrease in share-based compensation expenses.

Selling expenses were RMB84.6 million (US$11.8 million) in the second quarter of 2025, compared with RMB62.2 million in the same period of 2024, primarily due to an increase in salaries and welfare, and branding expenses.

General and administrative expenses were RMB88.4 million (US$12.3 million) in the second quarter of 2025, compared with RMB129.0 million in the same period of 2024, primarily due to a decrease in share-based compensation expenses, slightly offset by an increase in salaries and welfare expenses.

Research and development expenses were RMB30.1 million (US$4.2 million) in the second quarter of 2025, compared with positive RMB0.04 million in the same period of 2024, primarily due to an increase in share-based compensation expenses

U.S. GAAP income from operations was RMB39.0 million (US$5.4 million) in the second quarter of 2025, compared with U.S. GAAP loss from operations of RMB33.3 million in the same period of 2024.

Non-GAAP income from operations was RMB116.2 million (US$16.2 million) in the second quarter of 2025, compared with RMB46.9 million in the same period of 2024.

Income tax expense was RMB28.5 million (US$4.0 million) in the second quarter of 2025, compared with RMB21.4 million in the same period of 2024.

U.S. GAAP net income was RMB218.5 million (US$30.5 million) in the second quarter of 2025, compared with RMB134.9 million in the same period of 2024.

Non-GAAP net income was RMB291.2 million (US$40.6 million) in the second quarter of 2025, compared with RMB214.8 million in the same period of 2024.

U.S. GAAP basic and diluted net income per American depositary share ("ADS") were RMB0.178 (US$0.025) and RMB0.166 (US$0.023), respectively, in the second quarter of 2025, compared with U.S. GAAP basic and diluted net income per ADS of RMB0.108 and RMB0.103, respectively, in the same period of 2024.

Non-GAAP basic and diluted net income per ADS 2 were RMB0.234 (US$0.033) and RMB0.218(US$0.030), respectively, in the second quarter of 2025, compared with non-GAAP basic and diluted net income per ADS of RMB0.173 and RMB0.165, respectively, in the same period of 2024.

Balance Sheet and Cash Flow

As of June 30, 2025, the Company had cash and cash equivalents, restricted cash, short-term bank deposits, net, short-term investments, net, long-term bank deposits, net and long-term investment securities, net of RMB15,524.3 million (US$2,167.1 million), compared with RMB16,159.6 million as of March 31, 2025. In the second quarter of 2025, net cash generated from operating activities was RMB229.6 million (US$32.1 million).

2 Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Dividend Payment

The Company announced that its Board of Directors approved a cash dividend of US$0.01 per ordinary share, or US$0.01 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on September 12, 2025 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The payment date is expected to be on or around September 19, 2025 and on or around September 26, 2025 for holders of ordinary shares and holders of ADSs, respectively.

Conference Call

The Company's management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 22, 2025 (8:00 PM Beijing/Hong Kong Time on August 22, 2025).

Dial-in details for the earnings conference call are as follows:

United States (toll-free):	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong, China (toll-free):	+800-963-976
Hong Kong, China:	+852-5808-1995
Mainland China:	400-120-6115
Participant Code:	3841228

Participants should dial in 10 minutes before the scheduled start time and ask to be connected to the call for "RLX Technology Inc." with the Participant Code as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.relxtech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until August 29, 2025, by dialing the following telephone numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	2624638

About RLX Technology Inc.

RLX Technology Inc. (NYSE: RLX) is a leading global branded e-vapor company. The Company leverages its strong in-house technology, product development capabilities and in-depth insights into adult smokers' needs to develop superior e-vapor products.

For more information, please visit: http://ir.relxtech.com.

Non-GAAP Financial Measures

The Company uses non-GAAP net income, non-GAAP income from operations and non-GAAP basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP net income represents net income excluding share-based compensation expenses, amortization and depreciation of assets arising from fair value step up in business acquisitions, and tax effects on non-GAAP adjustments. Non-GAAP income from operations represents net income from operations excluding share-based compensation expenses and amortization and depreciation of assets arising from fair value step up in business acquisitions. Non-GAAP basic and diluted net income per ADS is computed using non-GAAP net income attributable to RLX Technology Inc. and the same number of ADSs used in U.S. GAAP basic and diluted net income per ADS calculation.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company believes that they help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net income. The Company also believes that the use of the non-GAAP measures facilitates investors' assessment of its operating performance, as they could provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects, and allows for greater visibility with respect to key metrics used by the management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. They should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per ADS or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review its historical non-GAAP financial measures to the most directly comparable U.S. GAAP measures. The non-GAAP financial measures here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned "Unaudited Reconciliation of GAAP and non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.1636 to US$1.00, the exchange rate on June 30, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" and similar statements. Among other things, quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's growth strategies; its future business development, results of operations and financial condition; trends and competition in the global e-vapor market; changes in its revenues and certain cost or expense items; governmental policies, laws and regulations across various jurisdictions relating to the Company's industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of this press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

RLX Technology Inc.

Head of Capital Markets

Sam Tsang

Email: ir@relxtech.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

Email: RLX@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: RLX@tpg-ir.com

RLX TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands)

	As of
	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	5,593,492	3,858,010	538,557
Restricted cash	50,867	101,346	14,147
Short-term bank deposits, net	2,179,886	2,148,125	299,867
Receivables from online payment platforms	4,722	8,826	1,232
Short-term investments	719,755	1,407,025	196,413
Accounts and notes receivable, net	78,484	236,247	32,979
Inventories	142,552	227,857	31,808
Amounts due from related parties	346,132	161,966	22,610
Prepayments and other current assets, net	185,091	216,011	30,154
Total current assets	9,300,981	8,365,413	1,167,767
Non-current assets:
Property, equipment and leasehold improvement, net	50,787	171,954	24,004
Intangible assets, net	52,796	244,731	34,163
Long-term investments, net	8,000	8,330	1,163
Deferred tax assets, net	38,067	41,588	5,805
Right-of-use assets, net	24,110	56,634	7,906
Long-term bank deposits, net	727,448	620,388	86,603
Long-term investment securities, net	6,599,365	7,389,444	1,031,527
Goodwill	59,581	572,041	79,854
Other non-current assets, net	9,914	15,724	2,195
Total non-current assets	7,570,068	9,120,834	1,273,220
Total assets	16,871,049	17,486,247	2,440,987

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	458,538	357,038	49,841
Contract liabilities	10,610	94,075	13,132
Salary and welfare benefits payable	73,740	52,178	7,284
Taxes payable	126,154	191,073	26,673
Short-term loan	40,000	104,114	14,534
Accrued expenses and other current liabilities	108,816	150,527	21,012
Amounts due to related parties	27,401	30,045	4,194
Dividend payable	1,144	-	-
Lease liabilities - current portion	11,447	22,647	3,161
Total current liabilities	857,850	1,001,697	139,831

Non-current liabilities:
Deferred tax liabilities	16,196	123,092	17,183
Lease liabilities - non-current portion	7,050	31,289	4,368
Other non-current liability	-	90,759	12,670
Total non-current liabilities	23,246	245,140	34,221
Total liabilities	881,096	1,246,837	174,052

Shareholders' Equity:
Total RLX Technology Inc. shareholders' equity	15,988,216	16,151,718	2,254,692
Noncontrolling interests	1,737	87,692	12,243
Total shareholders' equity	15,989,953	16,239,410	2,266,935

Total liabilities and shareholders' equity	16,871,049	17,486,247	2,440,987

RLX TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the three months ended				For the six months ended
	June 30	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	627,176	808,300	879,952	122,836	1,178,799	1,688,252	235,671
Cost of revenues	(400,712)	(477,526)	(552,037)	(77,061)	(728,322)	(1,029,563)	(143,721)
Excise tax on products	(68,602)	(99,823)	(85,835)	(11,982)	(149,842)	(185,658)	(25,917)
Gross profit	157,862	230,951	242,080	33,793	300,635	473,031	66,033

Operating expenses:
Selling expenses	(62,235)	(58,989)	(84,649)	(11,817)	(115,122)	(143,638)	(20,051)
General and administrative expenses	(128,997)	(67,468)	(88,406)	(12,341)	(238,951)	(155,874)	(21,759)
Research and development expenses	40	(27,055)	(30,067)	(4,197)	(31,500)	(57,122)	(7,974)
Total operating expenses	(191,192)	(153,512)	(203,122)	(28,355)	(385,573)	(356,634)	(49,784)

(Loss)/income from operations	(33,330)	77,439	38,958	5,438	(84,938)	116,397	16,249

Other income：
Interest income, net	154,207	135,953	142,851	19,941	313,065	278,804	38,920
Investment income	12,718	8,386	24,832	3,466	25,494	33,218	4,637
Others, net	22,739	29,143	40,324	5,629	51,682	69,467	9,697
Income before income tax	156,334	250,921	246,965	34,474	305,303	497,886	69,503
Income tax expense	(21,389)	(28,181)	(28,470)	(3,974)	(37,733)	(56,651)	(7,908)
Net income	134,945	222,740	218,495	30,500	267,570	441,235	61,595
Less: net income attributable to noncontrolling interests	2,631	700	1,378	192	3,348	2,078	290
Net income attributable to RLX Technology Inc.	132,314	222,040	217,117	30,308	264,222	439,157	61,305
Other comprehensive income/(loss):
Foreign currency translation adjustments	44,174	(15,671)	(26,510)	(3,701)	56,880	(42,181)	(5,888)
Unrealized income on long-term investment securities	705	2,067	698	97	692	2,765	386
Total other comprehensive income/(loss)	44,879	(13,604)	(25,812)	(3,604)	57,572	(39,416)	(5,502)
Total comprehensive income	179,824	209,136	192,683	26,896	325,142	401,819	56,093
Less: total comprehensive income/(loss) attributable to noncontrolling interests	2,618	636	632	88	3,348	1,268	177
Total comprehensive income attributable to RLX Technology Inc.	177,206	208,500	192,051	26,808	321,794	400,551	55,916

Net income per ordinary share/ADS
Basic	0.108	0.181	0.178	0.025	0.213	0.359	0.050
Diluted	0.103	0.170	0.166	0.023	0.205	0.335	0.047

Weighted average number of ordinary shares/ADSs
Basic	1,228,869,526	1,226,330,482	1,221,705,674	1,221,705,674	1,239,093,583	1,224,005,302	1,224,005,302
Diluted	1,284,388,803	1,308,811,866	1,309,486,924	1,309,486,924	1,290,853,297	1,309,617,920	1,309,617,920

RLX TECHNOLOGY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30
	2024	2025	2025	2025	2024	2025	2025
	(As adjusted) (a)	(As adjusted) (a)			(As adjusted) (a)
	RMB	RMB	RMB	US$	RMB	RMB	US$
(Loss)/income from operations	(33,330)	77,439	38,958	5,438	(84,938)	116,397	16,249
Add: share-based compensation expenses
Selling expenses	9,172	3,310	13,262	1,851	13,775	16,572	2,313
General and administrative expenses	93,026	24,271	38,368	5,356	159,440	62,639	8,744
Research and development expenses	(24,074)	745	7,188	1,003	(20,193)	7,933	1,107
Amortization and depreciation of assets arising from fair value step up in business acquisitions
Cost of revenues	-	-	13,347	1,863	-	13,347	1,863
Selling expenses	2,103	2,003	4,881	681	4,263	6,884	961
General and administrative expenses	30	28	167	23	60	195	27
Non-GAAP income from operations	46,927	107,796	116,171	16,215	72,407	223,967	31,264

Net income	134,945	222,740	218,495	30,500	267,570	441,235	61,595
Add: share-based compensation expenses	78,124	28,326	58,818	8,210	153,022	87,144	12,164
Amortization and depreciation of assets arising from fair value step up in business acquisitions	2,133	2,031	18,395	2,567	4,323	20,426	2,851
Tax effects on non-GAAP adjustments	(446)	(425)	(4,513)	(630)	(904)	(4,938)	(689)
Non-GAAP net income	214,756	252,672	291,195	40,647	424,011	543,867	75,921

Net income attributable to RLX Technology Inc.	132,314	222,040	217,117	30,308	264,222	439,157	61,305
Add: share-based compensation expenses	78,124	28,326	58,818	8,210	153,022	87,144	12,164
Amortization and depreciation of assets arising from fair value step up in business acquisitions(b)	2,133	2,031	13,002	1,815	4,323	15,033	2,099
Tax effects on non-GAAP adjustments(b)	(446)	(425)	(3,164)	(442)	(904)	(3,589)	(501)
Non-GAAP net income attributable to RLX Technology Inc.	212,125	251,972	285,773	39,891	420,663	537,745	75,067

Non-GAAP net income per ordinary share/ADS
- Basic	0.173	0.205	0.234	0.033	0.339	0.439	0.061
- Diluted	0.165	0.193	0.218	0.030	0.326	0.411	0.057
Weighted average number of ordinary shares/ADSs
- Basic	1,228,869,526	1,226,330,482	1,221,705,674	1,221,705,674	1,239,093,583	1,224,005,302	1,224,005,302
- Diluted	1,284,388,803	1,308,811,866	1,309,486,924	1,309,486,924	1,290,853,297	1,309,617,920	1,309,617,920

Note (a): The Company completed the acquisition of the acquired company on May 31, 2025, which was accounted for as a business combination. Beginning in Q2 2025, the Company included the amortization and depreciation of assets arising from fair value step up in business acquisitions, as well as the associated tax impact, in the reconciliation items for GAAP and Non-GAAP results. The Company has retrospectively adjusted the above unaudited reconciliation of GAAP and Non-GAAP results for the prior quarter. The Company believes these changes provide management and investors with more useful information to evaluate the operations of its business.

Note (b): The amortization and depreciation expense and related tax effect attributable to noncontrolling interests has been excluded from the presentation in the reconciliation items for GAAP and Non-GAAP results.

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30	June 30,	June 30,	June 30,	June 30,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from operating activities	196,764	207,165	229,616	32,053	200,784	436,781	60,972
Net cash generated/(used in) from investing activities	557,132	(987,166)	(816,501)	(113,979)	977,797	(1,803,667)	(251,782)
Net cash generated/(used in) from financing activities	-	14,435	(326,948)	(45,640)	(472,885)	(312,513)	(43,625)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	10,032	(8,040)	2,436	339	12,935	(5,604)	(783)
Net increase in cash and cash equivalents and restricted cash	763,928	(773,606)	(911,397)	(127,227)	718,631	(1,685,003)	(235,218)
Cash, cash equivalents and restricted cash at the beginning of the period	2,374,761	5,644,359	4,870,753	679,931	2,420,058	5,644,359	787,922
Cash, cash equivalents and restricted cash at the end of the period	3,138,689	4,870,753	3,959,356	552,704	3,138,689	3,959,356	552,704